Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

March 8, 2018

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Opes Acquisition Corp. Registration Statement on Form S-1 Filed February 20, 2018 File No. 333-223106

Dear Mr. Reynolds:

On behalf of Opes Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 7, 2018, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Cover Page

1.	You indicate that Lion Point Capital has entered into a contingent forward purchase contract with you to purchase 3 million units. Please revise here and elsewhere as appropriate to clarify whether the purchase of the shares under the contract is subject to an objective measure for approval of the initial business combination, or whether the purchase is solely in the discretion of the investor and the investor is in no way bound to purchase the shares. If the purchase is solely in the discretion of the investor, please revise to characterize the contract as an option.

Securities and Exchange Commission

March 8, 2018

The above-referenced purchase of units by Lion Point Capital is subject to Lion Point Capital consenting to the Company’s proposed business combination. Lion Point Capital granting its consent to the business combination is entirely within its sole discretion. Accordingly, if Lion Point Capital does not consent to the business combination, it will not be obligated to purchase the units referred to above. We have revised the disclosure throughout the Registration Statement to reflect the foregoing. We have further revised the disclosure in the Registration Statement to re-characterize the arrangement between the parties as a forward purchase agreement as opposed to a forward purchase contract to reflect the optionality of the arrangement as requested by the Staff but also to reflect its binding nature once the agreement is consented to by Lion Point Capital.

2.	We note your statement that “Axis Public Ventures … and Lion Point Capital, one of our initial stockholders, have committed to purchase from us an aggregate of 400,000 units ….” Please revise to clarify Lion Point Capital’s relationship to the company and specifically address if Lion Point is an affiliate of the company.

We have revised the disclosure in the Registration Statement to clarify that other than being an initial stockholder of the Company, Lion Point Capital is otherwise unaffiliated with the Company or its sponsor.

Principal Stockholders, page 71

3.	We note that Lion Point Capital beneficially owns 862,500 shares of common stock. Please revise to identify the natural persons who are the ultimate beneficial owners of those shares. See Rule 13d-3 under the Securities Exchange Act of 1934.

We have revised the disclosure on page 71 of the Registration Statement as requested.

Index to Financial Statements, page F-1

4.	Please revise to include audited financial statements for Opes Acquisition Corp. for its fiscal year ended December 31, 2017 in your registration statement on Form S-1. Refer to the guidance in Rule 3-12 of Regulation S-X.

We have revised the disclosure in the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	José Antonio Cañedo White, CEO